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September 5, 2023

VIA EDGAR

Attention: Jenny O’Shanick, Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arm Holdings Limited

Registration Statement on Form F-1

Filed on August 21, 2023

File No. 333-274120

Ladies and Gentlemen,

On behalf of our client, Arm Holdings plc (formerly known as Arm Holdings Limited), a foreign private issuer incorporated under the laws of England and Wales (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s registration statement on Form F-1 filed on August 21, 2023 (the “Registration Statement”) contained in the Staff’s letter dated August 28, 2023 (the “Comment Letter”). The Company is concurrently filing Amendment No. 2 to its registration statement on Form F-1 (“Amendment No. 2”) together with this response letter.

Set forth below is the Company’s response to the Staff’s comment. We have reproduced below in bold the Staff’s comment and have provided the Company’s response immediately following the comment. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 2. Unless otherwise indicated, page references in the description of the Staff’s comment refer to the Registration Statement, and page references in the response below refer to Amendment No. 2.

Form F-1 filed August 21, 2023

Capitalization, page 84

1.

We note that the table presents your cash and cash equivalents and capitalization as of June 30, 2023. Please remove the cash and cash equivalents from your total capitalization amounts, as cash and cash equivalents are not part of your capitalization, and include bold or double underlines and additional spacing following the cash and cash equivalents amounts to highlight to investors that the two amounts are separate.

September 5, 2023

Page Two

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 85 to remove cash and cash equivalents from its total capitalization amounts and include double underlines and additional spacing following the cash and cash equivalents amounts.

**********

We hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact the undersigned by phone at (202) 887-8785 or via e-mail at JustinSalon@mofo.com.

Very truly yours, /s/ Justin R. Salon
Justin R. Salon CC: Spencer Collins, Arm Holdings plc Jason Child, Arm Holdings plc Laura Bartels, Arm Holdings plc